July l8, 1997

SIMS Communications, Inc.
3333 S. Congress Ave.
Suite 401
Delray Beach, FL  33445

This letter will constitute an opinion upon the legality of the sale by certain Selling Shareholders of SIMS Communications, Inc. (the "Company") of up to 1,150,000 shares of Common Stock, all as referred to in the
 Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion, the
  shares  of  Common  Stock  to be  sold by the Selling   Shareholders  have
 been lawfully issued and such shares are fully paid and non-assessable shares of the Company's Common Stock.


Very truly yours,
HART & TRINEN
William T. Hart





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